Solarfun Appoints Bruce A. Ludemann as Vice President and General Manager of Solarfun, North America

SHANGHAI, Oct. 22 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or "the Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced the appointment of Bruce A. Ludemann as Vice President and General Manager of Solarfun, North America.  Mr. Ludemann will be charged with expanding Solarfun's North American market presence and accelerating sales of Solarfun's PV products in the region.

Prior to joining Solarfun, Mr. Ludemann served as senior vice president of sales and marketing for FuelCell Energy in Danbury, Connecticut.  In this position, he was responsible for the global sales, marketing and deployment of megawatt-class fuel cells for the use in industrial, commercial, utility, institutional and municipal applications.  During his three-year tenure as senior sales VP, Mr. Ludemann also played a leadership role in the company's legislative and policy initiatives to enhance Federal and State incentive programs for fuel cells and distributed generation technologies.

From 1998 to 2006, Mr. Ludemann held various executive positions at Siemens Power (a division of Siemens AG) in Raleigh, North Carolina and in Orlando, Florida.  In his last assignment as vice president of sales, he had regional responsibility for sales of power plant and substation equipment to electric utility and industrial clients. Mr. Ludemann also held roles as executive account manager for Siemens Power Transmission & Distribution and business development director for Siemens High Voltage Systems.

Prior to joining Siemens, Mr. Ludemann spent 11 years with ABB Power Transmission & Distribution, Inc. in various sales and service management positions. Prior to ABB, he held the position of vice president of sales for the Square D Company, an electrical distribution, power and control company owned by Schneider Electric.

Mr. Ludemann obtained an Executive M.B.A. from the Katz School of Business at the University of Pittsburgh, and spent four years in the United States Navy.

Peter Xie, President of Solarfun, commented, "We are extremely committed to growing our presence in the U.S. market.  Bruce's experience in conventional power generation, transmission and alternative energy along with his knowledge of the power and utility markets in the United States will give a significant boost to our efforts to expand our business in North America."

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.

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For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

CONTACT: Paul Combs, V.P. Strategic Planning of Solarfun Power Holdings Co., Ltd., 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co., Ltd.